Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

07022062

22 March 2007

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 2 7 2007
WASH, D.C. 185

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

SUPPL

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of a firm intention announcement by Remgro Limited to acquire the entire issued share capital of Rainbow Chicken Limited.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

dlw 4/2

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

(Reg No 1968/006415/06)

Remgro Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/006415/06)
Share Code: REM
ISIN: ZAE000026480
("Remgro")

Rainbow Chicken Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/004972/06
Share code: RBW
ISIN: ZAE000019063
("Rainbow" or "the Company")

FIRM INTENTION TO MAKE AN OFFER BY REMGRO TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF RAINBOW

- Remgro makes firm offer to buy out 38% minority shareholding in Rainbow
- Offer is for R16.00 cash for each Rainbow share or 9 Remgro shares for every 100 shares in Rainbow
- Offer values Rainbow at R4.5 billion
- Offer is at 36% premium to closing share price of Rainbow on 20 March 2007 and 38% premium to the 10-day volume weighted average share price
- Rainbow shareholders also to receive the final dividend for the year ended 31 March 2007
- Independent expert to be appointed by Rainbow for an opinion on the offer and circular to shareholders to be issued in due course
- Rainbow to be delisted in due course

Thys Visser, Remgro CEO said:

"Our cash offer of R16.00 per Rainbow share is at a substantial premium to Tuesday's closing share price as well as the average share price over the last ten days. We believe Rainbow will be more successful as an unlisted company as it will be better able to manage the volatile external factors affecting the business and its capital can be more efficiently structured. Shareholders can elect to take cash or continue to share indirectly in the future prospects of Rainbow by taking up the Remgro share alternative."

Enquiries:

Remgro:

Thys Visser 021 888 3330

College Hill:

Nicholas Williams 011 447 3030

1. Introduction

Rainbow and Remgro shareholders are advised that Remgro has submitted written notification to the board of directors of Rainbow ("the Rainbow Board") of a firm intention to make an offer by Remgro, or its wholly-owned subsidiary, to acquire all the issued share capital of Rainbow not already owned by Remgro or its subsidiaries ("the offer" or "the

acquisition"). Remgro and its subsidiaries currently hold 61.9% of the issued share capital of Rainbow.

2. Mechanism of the offer

The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the Act"), to be proposed by Remgro between Rainbow and its shareholders, other than Remgro and its subsidiaries ("the scheme"). Upon implementation of the scheme, an application will be made to the JSE Limited ("JSE") to terminate the listing of all the issued shares of Rainbow on the JSE. The holders of any vested options, on the last day to trade of the scheme, to acquire ordinary shares in Rainbow in terms of Rainbow's share incentive scheme, will participate in the offer as any other shareholder.

3. The terms of the offer

The offer consideration to Rainbow ordinary shareholders other than Remgro ("offerees") will consist of:

- a cash consideration of R16.00 per Rainbow share ("the cash alternative"); or
- 9 Remgro ordinary shares ("the share alternative") for every 100 shares held; or
- a combination of the above, to be elected by each shareholder, on the condition that the share alternative may only be elected in respect of blocks of 100 Rainbow shares each.

Shareholders will also be entitled to receive the final dividend for the financial year ending 31 March 2007.

The default consideration will be the cash alternative. The cash alternative represents a 36% premium on the closing price of Rainbow on 20 March 2007 and a 38% premium to the 10-day volume weighted average price per Rainbow ordinary share on 20 March 2007.

4. Rationale

Remgro is of the opinion that, as a large investment holding company, it is better able to absorb short term fluctuations caused by Rainbow's exposure to external factors, like the fluctuating maize price, than Rainbow as a standalone entity. In addition Remgro can also structure Rainbow on a more efficient basis, than would be possible in a listed environment. As a result Remgro proposes to acquire all the minority interests in Rainbow at a value reflecting a significant premium to current trading levels, whilst still ensuring that Remgro's internal hurdle rates are achieved. Rainbow shareholders will have the option to continue to participate indirectly in the business of Rainbow by accepting the Remgro share alternative and also gaining access to the remainder of Remgro's portfolio.

5. BEE

Rainbow is currently in the process of evaluating a BEE transaction. This process will be halted until such time as the offer has been successfully implemented. Once Rainbow has been delisted the process will re-commence and the BEE transaction will be implemented. Consequently, Remgro will carry the full cost of facilitating the BEE transaction.

6. Cash confirmation

In terms of Rule 2.3.2 (b) and Rule 21.7 of the Securities Regulation Panel ("SRP") Code, Rand Merchant Bank, a division of FirstRand Bank Limited, has provided a cash confirmation to the SRP confirming that Remgro has sufficient cash resources available to satisfy the maximum cash consideration payable in terms of the offer.

7. Conditions precedent

The offer is subject to the fulfilment, or where applicable, waiver, on or before 30 June 2007, or such other date as Rainbow and Remgro may agree, of the following conditions:

7.1. the Rainbow Board, having considered the terms and conditions of the offer and subject to the opinion of an appropriate independent expert, express an opinion that the terms and conditions of the offer are fair and reasonable to the offerees;

7.2. the scheme having been approved by the requisite majority of scheme members;

7.3. the High Court having sanctioned the scheme;

7.4. a certified copy of the order of Court sanctioning the scheme having been registered by the Registrar of Companies in accordance with the requirements of the Act;

7.5. the receipt of all requisite regulatory approvals in relation to the offer.

8. Opinion and recommendations

The Rainbow Board will appoint independent experts to assist it in considering the terms of the offer and to provide it with the external advice required in terms of the SRP Code. The opinions and recommendations of the independent advisors and the Rainbow Board will be set out in a circular that will be sent to Rainbow shareholders.

9. Further documentation and timing

A circular containing full details of the offer will be posted to Rainbow shareholders in due course. The following indicative timetable is proposed:

Date	Event
2007	
19 April	Lodge application to Court for leave to convene scheme meeting
24 April	High Court grants leave to convene scheme meeting
26 April	Scheme documentation posted to shareholders
18 May	Scheme meeting
23 May	Rainbow annual results announcement
8 June	Last day to trade to participate in the scheme
11 June	Suspension of Rainbow shares on the JSE

15 June	Record date of the scheme
18 June	Operative date of the scheme
19 June	Termination of Rainbow listing on the JSE

A more detailed timetable will be released on SENS and published in the press at the time that the documentation is posted to shareholders.

Durban
22 March 2007

Merchant bank and sponsor to Remgro
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to Remgro
Hofmeyr, Herbstein & Gihwala Inc.

Sponsor to Rainbow
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/006415/06)
Share Code: REM
ISIN: ZAE000026480
("Remgro")

Rainbow Chicken Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/004972/06
Share code: RBW
ISIN: ZAE000019063
("Rainbow" or "the Company")

FIRM INTENTION TO MAKE AN OFFER BY REMGRO TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF RAINBOW

- Remgro makes firm offer to buy out 38% minority shareholding in Rainbow
- Offer is for R16.00 cash for each Rainbow share or 9 Remgro shares for every 100 shares in Rainbow
- Offer values Rainbow at R4.5 billion
- Offer is at 36% premium to closing share price of Rainbow on 20 March 2007 and 38% premium to the 10-day volume weighted average share price
- Rainbow shareholders also to receive the final dividend for the year ended 31 March 2007
- Independent expert to be appointed by Rainbow for an opinion on the offer and circular to shareholders to be issued in due course
- Rainbow to be delisted in due course

Thys Visser, Remgro CEO said:

"Our cash offer of R16.00 per Rainbow share is at a substantial premium to Tuesday's closing share price as well as the average share price over the last ten days. We believe Rainbow will be more successful as an unlisted company as it will be better able to manage the volatile external factors affecting the business and its capital can be more efficiently structured. Shareholders can elect to take cash or continue to share indirectly in the future prospects of Rainbow by taking up the Remgro share alternative."

Enquiries:

Remgro:

Thys Visser 021 888 3330

College Hill:

Nicholas Williams 011 447 3030

1. Introduction

Rainbow and Remgro shareholders are advised that Remgro has submitted written notification to the board of directors of Rainbow ("the Rainbow Board") of a firm intention to make an offer by Remgro, or its wholly-owned subsidiary, to acquire all the issued share capital of Rainbow not already owned by Remgro or its subsidiaries ("the offer" or "the

acquisition"). Remgro and its subsidiaries currently hold 61.9% of the issued share capital of Rainbow.

2. Mechanism of the offer

The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the Act"), to be proposed by Remgro between Rainbow and its shareholders, other than Remgro and its subsidiaries ("the scheme"). Upon implementation of the scheme, an application will be made to the JSE Limited ("JSE") to terminate the listing of all the issued shares of Rainbow on the JSE. The holders of any vested options, on the last day to trade of the scheme, to acquire ordinary shares in Rainbow in terms of Rainbow's share incentive scheme, will participate in the offer as any other shareholder.

3. The terms of the offer

The offer consideration to Rainbow ordinary shareholders other than Remgro ("offerees") will consist of:

- a cash consideration of R16.00 per Rainbow share ("the cash alternative"); or
- 9 Remgro ordinary shares ("the share alternative") for every 100 shares held; or
- a combination of the above, to be elected by each shareholder, on the condition that the share alternative may only be elected in respect of blocks of 100 Rainbow shares each.

Shareholders will also be entitled to receive the final dividend for the financial year ending 31 March 2007.

The default consideration will be the cash alternative. The cash alternative represents a 36% premium on the closing price of Rainbow on 20 March 2007 and a 38% premium to the 10-day volume weighted average price per Rainbow ordinary share on 20 March 2007.

4. Rationale

Remgro is of the opinion that, as a large investment holding company, it is better able to absorb short term fluctuations caused by Rainbow's exposure to external factors, like the fluctuating maize price, than Rainbow as a standalone entity. In addition Remgro can also structure Rainbow on a more efficient basis, than would be possible in a listed environment. As a result Remgro proposes to acquire all the minority interests in Rainbow at a value reflecting a significant premium to current trading levels, whilst still ensuring that Remgro's internal hurdle rates are achieved. Rainbow shareholders will have the option to continue to participate indirectly in the business of Rainbow by accepting the Remgro share alternative and also gaining access to the remainder of Remgro's portfolio.

5. BEE

Rainbow is currently in the process of evaluating a BEE transaction. This process will be halted until such time as the offer has been successfully implemented. Once Rainbow has been delisted the process will re-commence and the BEE transaction will be implemented. Consequently, Remgro will carry the full cost of facilitating the BEE transaction.

6. Cash confirmation

In terms of Rule 2.3.2 (b) and Rule 21.7 of the Securities Regulation Panel ("SRP") Code, Rand Merchant Bank, a division of FirstRand Bank Limited, has provided a cash confirmation to the SRP confirming that Remgro has sufficient cash resources available to satisfy the maximum cash consideration payable in terms of the offer.

7. Conditions precedent

The offer is subject to the fulfilment, or where applicable, waiver, on or before 30 June 2007, or such other date as Rainbow and Remgro may agree, of the following conditions:

7.1. the Rainbow Board, having considered the terms and conditions of the offer and subject to the opinion of an appropriate independent expert, express an opinion that the terms and conditions of the offer are fair and reasonable to the offerees;

7.2. the scheme having been approved by the requisite majority of scheme members;

7.3. the High Court having sanctioned the scheme;

7.4. a certified copy of the order of Court sanctioning the scheme having been registered by the Registrar of Companies in accordance with the requirements of the Act;

7.5. the receipt of all requisite regulatory approvals in relation to the offer.

8. Opinion and recommendations

The Rainbow Board will appoint independent experts to assist it in considering the terms of the offer and to provide it with the external advice required in terms of the SRP Code. The opinions and recommendations of the independent advisors and the Rainbow Board will be set out in a circular that will be sent to Rainbow shareholders.

9. Further documentation and timing

A circular containing full details of the offer will be posted to Rainbow shareholders in due course. The following indicative timetable is proposed:

Date	Event
2007	
19 April	Lodge application to Court for leave to convene scheme meeting
24 April	High Court grants leave to convene scheme meeting
26 April	Scheme documentation posted to shareholders
18 May	Scheme meeting
23 May	Rainbow annual results announcement
8 June	Last day to trade to participate in the scheme
11 June	Suspension of Rainbow shares on the JSE

15 June	Record date of the scheme
18 June	Operative date of the scheme
19 June	Termination of Rainbow listing on the JSE

A more detailed timetable will be released on SENS and published in the press at the time that the documentation is posted to shareholders.

Durban
22 March 2007

Merchant bank and sponsor to Remgro
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to Remgro
Hofmeyr, Herbstein & Gihwala Inc.

Sponsor to Rainbow
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/006415/06)
Share Code: REM
ISIN: ZAE000026480
("Remgro")

Rainbow Chicken Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/004972/06
Share code: RBW
ISIN: ZAE000019063
("Rainbow" or "the Company")

FIRM INTENTION TO MAKE AN OFFER BY REMGRO TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF RAINBOW

- Remgro makes firm offer to buy out 38% minority shareholding in Rainbow
- Offer is for R16.00 cash for each Rainbow share or 9 Remgro shares for every 100 shares in Rainbow
- Offer values Rainbow at R4.5 billion
- Offer is at 36% premium to closing share price of Rainbow on 20 March 2007 and 38% premium to the 10-day volume weighted average share price
- Rainbow shareholders also to receive the final dividend for the year ended 31 March 2007
- Independent expert to be appointed by Rainbow for an opinion on the offer and circular to shareholders to be issued in due course
- Rainbow to be delisted in due course

Thys Visser, Remgro CEO said:

"Our cash offer of R16.00 per Rainbow share is at a substantial premium to Tuesday's closing share price as well as the average share price over the last ten days. We believe Rainbow will be more successful as an unlisted company as it will be better able to manage the volatile external factors affecting the business and its capital can be more efficiently structured. Shareholders can elect to take cash or continue to share indirectly in the future prospects of Rainbow by taking up the Remgro share alternative."

Enquiries:

Remgro:

Thys Visser 021 888 3330

College Hill:

Nicholas Williams 011 447 3030

1. Introduction

Rainbow and Remgro shareholders are advised that Remgro has submitted written notification to the board of directors of Rainbow ("the Rainbow Board") of a firm intention to make an offer by Remgro, or its wholly-owned subsidiary, to acquire all the issued share capital of Rainbow not already owned by Remgro or its subsidiaries ("the offer" or "the

acquisition"). Remgro and its subsidiaries currently hold 61.9% of the issued share capital of Rainbow.

2. Mechanism of the offer

The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the Act"), to be proposed by Remgro between Rainbow and its shareholders, other than Remgro and its subsidiaries ("the scheme"). Upon implementation of the scheme, an application will be made to the JSE Limited ("JSE") to terminate the listing of all the issued shares of Rainbow on the JSE. The holders of any vested options, on the last day to trade of the scheme, to acquire ordinary shares in Rainbow in terms of Rainbow's share incentive scheme, will participate in the offer as any other shareholder.

3. The terms of the offer

The offer consideration to Rainbow ordinary shareholders other than Remgro ("offerees") will consist of:

- a cash consideration of R16.00 per Rainbow share ("the cash alternative"); or
- 9 Remgro ordinary shares ("the share alternative") for every 100 shares held; or
- a combination of the above, to be elected by each shareholder, on the condition that the share alternative may only be elected in respect of blocks of 100 Rainbow shares each.

Shareholders will also be entitled to receive the final dividend for the financial year ending 31 March 2007.

The default consideration will be the cash alternative. The cash alternative represents a 36% premium on the closing price of Rainbow on 20 March 2007 and a 38% premium to the 10-day volume weighted average price per Rainbow ordinary share on 20 March 2007.

4. Rationale

Remgro is of the opinion that, as a large investment holding company, it is better able to absorb short term fluctuations caused by Rainbow's exposure to external factors, like the fluctuating maize price, than Rainbow as a standalone entity. In addition Remgro can also structure Rainbow on a more efficient basis, than would be possible in a listed environment. As a result Remgro proposes to acquire all the minority interests in Rainbow at a value reflecting a significant premium to current trading levels, whilst still ensuring that Remgro's internal hurdle rates are achieved. Rainbow shareholders will have the option to continue to participate indirectly in the business of Rainbow by accepting the Remgro share alternative and also gaining access to the remainder of Remgro's portfolio.

5. BEE

Rainbow is currently in the process of evaluating a BEE transaction. This process will be halted until such time as the offer has been successfully implemented. Once Rainbow has been delisted the process will re-commence and the BEE transaction will be implemented. Consequently, Remgro will carry the full cost of facilitating the BEE transaction.

6. Cash confirmation

In terms of Rule 2.3.2 (b) and Rule 21.7 of the Securities Regulation Panel ("SRP") Code, Rand Merchant Bank, a division of FirstRand Bank Limited, has provided a cash confirmation to the SRP confirming that Remgro has sufficient cash resources available to satisfy the maximum cash consideration payable in terms of the offer.

7. Conditions precedent

The offer is subject to the fulfilment, or where applicable, waiver, on or before 30 June 2007, or such other date as Rainbow and Remgro may agree, of the following conditions:

7.1. the Rainbow Board, having considered the terms and conditions of the offer and subject to the opinion of an appropriate independent expert, express an opinion that the terms and conditions of the offer are fair and reasonable to the offerees;

7.2. the scheme having been approved by the requisite majority of scheme members;

7.3. the High Court having sanctioned the scheme;

7.4. a certified copy of the order of Court sanctioning the scheme having been registered by the Registrar of Companies in accordance with the requirements of the Act;

7.5. the receipt of all requisite regulatory approvals in relation to the offer.

8. Opinion and recommendations

The Rainbow Board will appoint independent experts to assist it in considering the terms of the offer and to provide it with the external advice required in terms of the SRP Code. The opinions and recommendations of the independent advisors and the Rainbow Board will be set out in a circular that will be sent to Rainbow shareholders.

9. Further documentation and timing

A circular containing full details of the offer will be posted to Rainbow shareholders in due course. The following indicative timetable is proposed:

Date	Event
2007	
19 April	Lodge application to Court for leave to convene scheme meeting
24 April	High Court grants leave to convene scheme meeting
26 April	Scheme documentation posted to shareholders
18 May	Scheme meeting
23 May	Rainbow annual results announcement
8 June	Last day to trade to participate in the scheme
11 June	Suspension of Rainbow shares on the JSE

15 June	Record date of the scheme
18 June	Operative date of the scheme
19 June	Termination of Rainbow listing on the JSE

A more detailed timetable will be released on SENS and published in the press at the time that the documentation is posted to shareholders.

Durban
22 March 2007

Merchant bank and sponsor to Remgro
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to Remgro
Hofmeyr, Herbstein & Gihwala Inc.

Sponsor to Rainbow
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Remgro Limited (Incorporated in the Republic of South Africa) (Registration number: 1968/006415/06) Share Code: REM ISIN: ZAE000026480 ("Remgro")	Rainbow Chicken Limited (Incorporated in the Republic of South Africa) Registration number: 1966/004972/06 Share code: RBW ISIN: ZAE000019063 ("Rainbow" or "the Company")

FIRM INTENTION TO MAKE AN OFFER BY REMGRO TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF RAINBOW

- Remgro makes firm offer to buy out 38% minority shareholding in Rainbow
- Offer is for R16.00 cash for each Rainbow share or 9 Remgro shares for every 100 shares in Rainbow
- Offer values Rainbow at R4.5 billion
- Offer is at 36% premium to closing share price of Rainbow on 20 March 2007 and 38% premium to the 10-day volume weighted average share price
- Rainbow shareholders also to receive the final dividend for the year ended 31 March 2007
- Independent expert to be appointed by Rainbow for an opinion on the offer and circular to shareholders to be issued in due course
- Rainbow to be delisted in due course

Thys Visser, Remgro CEO said:

"Our cash offer of R16.00 per Rainbow share is at a substantial premium to Tuesday's closing share price as well as the average share price over the last ten days. We believe Rainbow will be more successful as an unlisted company as it will be better able to manage the volatile external factors affecting the business and its capital can be more efficiently structured. Shareholders can elect to take cash or continue to share indirectly in the future prospects of Rainbow by taking up the Remgro share alternative."

Enquiries:

Remgro:

Thys Visser 021 888 3330

College Hill:

Nicholas Williams 011 447 3030

1. Introduction

Rainbow and Remgro shareholders are advised that Remgro has submitted written notification to the board of directors of Rainbow ("the Rainbow Board") of a firm intention to make an offer by Remgro, or its wholly-owned subsidiary, to acquire all the issued share capital of Rainbow not already owned by Remgro or its subsidiaries ("the offer" or "the

acquisition"). Remgro and its subsidiaries currently hold 61.9% of the issued share capital of Rainbow.

2. Mechanism of the offer

The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the Act"), to be proposed by Remgro between Rainbow and its shareholders, other than Remgro and its subsidiaries ("the scheme"). Upon implementation of the scheme, an application will be made to the JSE Limited ("JSE") to terminate the listing of all the issued shares of Rainbow on the JSE. The holders of any vested options, on the last day to trade of the scheme, to acquire ordinary shares in Rainbow in terms of Rainbow's share incentive scheme, will participate in the offer as any other shareholder.

3. The terms of the offer

The offer consideration to Rainbow ordinary shareholders other than Remgro ("offerees") will consist of:

- a cash consideration of R16.00 per Rainbow share ("the cash alternative"); or
- 9 Remgro ordinary shares ("the share alternative") for every 100 shares held; or
- a combination of the above, to be elected by each shareholder, on the condition that the share alternative may only be elected in respect of blocks of 100 Rainbow shares each.

Shareholders will also be entitled to receive the final dividend for the financial year ending 31 March 2007.

The default consideration will be the cash alternative. The cash alternative represents a 36% premium on the closing price of Rainbow on 20 March 2007 and a 38% premium to the 10-day volume weighted average price per Rainbow ordinary share on 20 March 2007.

4. Rationale

Remgro is of the opinion that, as a large investment holding company, it is better able to absorb short term fluctuations caused by Rainbow's exposure to external factors, like the fluctuating maize price, than Rainbow as a standalone entity. In addition Remgro can also structure Rainbow on a more efficient basis, than would be possible in a listed environment. As a result Remgro proposes to acquire all the minority interests in Rainbow at a value reflecting a significant premium to current trading levels, whilst still ensuring that Remgro's internal hurdle rates are achieved. Rainbow shareholders will have the option to continue to participate indirectly in the business of Rainbow by accepting the Remgro share alternative and also gaining access to the remainder of Remgro's portfolio.

5. BEE

Rainbow is currently in the process of evaluating a BEE transaction. This process will be halted until such time as the offer has been successfully implemented. Once Rainbow has been delisted the process will re-commence and the BEE transaction will be implemented. Consequently, Remgro will carry the full cost of facilitating the BEE transaction.

6. Cash confirmation

In terms of Rule 2.3.2 (b) and Rule 21.7 of the Securities Regulation Panel ("SRP") Code, Rand Merchant Bank, a division of FirstRand Bank Limited, has provided a cash confirmation to the SRP confirming that Remgro has sufficient cash resources available to satisfy the maximum cash consideration payable in terms of the offer.

7. Conditions precedent

The offer is subject to the fulfilment, or where applicable, waiver, on or before 30 June 2007, or such other date as Rainbow and Remgro may agree, of the following conditions:

7.1. the Rainbow Board, having considered the terms and conditions of the offer and subject to the opinion of an appropriate independent expert, express an opinion that the terms and conditions of the offer are fair and reasonable to the offerees;

7.2. the scheme having been approved by the requisite majority of scheme members;

7.3. the High Court having sanctioned the scheme;

7.4. a certified copy of the order of Court sanctioning the scheme having been registered by the Registrar of Companies in accordance with the requirements of the Act;

7.5. the receipt of all requisite regulatory approvals in relation to the offer.

8. Opinion and recommendations

The Rainbow Board will appoint independent experts to assist it in considering the terms of the offer and to provide it with the external advice required in terms of the SRP Code. The opinions and recommendations of the independent advisors and the Rainbow Board will be set out in a circular that will be sent to Rainbow shareholders.

9. Further documentation and timing

A circular containing full details of the offer will be posted to Rainbow shareholders in due course. The following indicative timetable is proposed:

Date	Event
2007	
19 April	Lodge application to Court for leave to convene scheme meeting
24 April	High Court grants leave to convene scheme meeting
26 April	Scheme documentation posted to shareholders
18 May	Scheme meeting
23 May	Rainbow annual results announcement
8 June	Last day to trade to participate in the scheme
11 June	Suspension of Rainbow shares on the JSE

15 June	Record date of the scheme
18 June	Operative date of the scheme
19 June	Termination of Rainbow listing on the JSE

A more detailed timetable will be released on SENS and published in the press at the time that the documentation is posted to shareholders.

Durban
22 March 2007

Merchant bank and sponsor to Remgro
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to Remgro
Hofmeyr, Herbstein & Gihwala Inc.

Sponsor to Rainbow
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/006415/06)
Share Code: REM
ISIN: ZAE000026480
("Remgro")

Rainbow Chicken Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/004972/06
Share code: RBW
ISIN: ZAE000019063
("Rainbow" or "the Company")

FIRM INTENTION TO MAKE AN OFFER BY REMGRO TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF RAINBOW

- Remgro makes firm offer to buy out 38% minority shareholding in Rainbow
- Offer is for R16.00 cash for each Rainbow share or 9 Remgro shares for every 100 shares in Rainbow
- Offer values Rainbow at R4.5 billion
- Offer is at 36% premium to closing share price of Rainbow on 20 March 2007 and 38% premium to the 10-day volume weighted average share price
- Rainbow shareholders also to receive the final dividend for the year ended 31 March 2007
- Independent expert to be appointed by Rainbow for an opinion on the offer and circular to shareholders to be issued in due course
- Rainbow to be delisted in due course

Thys Visser, Remgro CEO said:

"Our cash offer of R16.00 per Rainbow share is at a substantial premium to Tuesday's closing share price as well as the average share price over the last ten days. We believe Rainbow will be more successful as an unlisted company as it will be better able to manage the volatile external factors affecting the business and its capital can be more efficiently structured. Shareholders can elect to take cash or continue to share indirectly in the future prospects of Rainbow by taking up the Remgro share alternative."

Enquiries:

Remgro:

Thys Visser 021 888 3330

College Hill:

Nicholas Williams 011 447 3030

1. Introduction

Rainbow and Remgro shareholders are advised that Remgro has submitted written notification to the board of directors of Rainbow ("the Rainbow Board") of a firm intention to make an offer by Remgro, or its wholly-owned subsidiary, to acquire all the issued share capital of Rainbow not already owned by Remgro or its subsidiaries ("the offer" or "the

acquisition"). Remgro and its subsidiaries currently hold 61.9% of the issued share capital of Rainbow.

2. **Mechanism of the offer**

The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the Act"), to be proposed by Remgro between Rainbow and its shareholders, other than Remgro and its subsidiaries ("the scheme"). Upon implementation of the scheme, an application will be made to the JSE Limited ("JSE") to terminate the listing of all the issued shares of Rainbow on the JSE. The holders of any vested options, on the last day to trade of the scheme, to acquire ordinary shares in Rainbow in terms of Rainbow's share incentive scheme, will participate in the offer as any other shareholder.

3. **The terms of the offer**

The offer consideration to Rainbow ordinary shareholders other than Remgro ("offerees") will consist of:

- a cash consideration of R16.00 per Rainbow share ("the cash alternative"); or
- 9 Remgro ordinary shares ("the share alternative") for every 100 shares held; or
- a combination of the above, to be elected by each shareholder, on the condition that the share alternative may only be elected in respect of blocks of 100 Rainbow shares each.

Shareholders will also be entitled to receive the final dividend for the financial year ending 31 March 2007.

The default consideration will be the cash alternative. The cash alternative represents a 36% premium on the closing price of Rainbow on 20 March 2007 and a 38% premium to the 10-day volume weighted average price per Rainbow ordinary share on 20 March 2007.

4. **Rationale**

Remgro is of the opinion that, as a large investment holding company, it is better able to absorb short term fluctuations caused by Rainbow's exposure to external factors, like the fluctuating maize price, than Rainbow as a standalone entity. In addition Remgro can also structure Rainbow on a more efficient basis, than would be possible in a listed environment. As a result Remgro proposes to acquire all the minority interests in Rainbow at a value reflecting a significant premium to current trading levels, whilst still ensuring that Remgro's internal hurdle rates are achieved. Rainbow shareholders will have the option to continue to participate indirectly in the business of Rainbow by accepting the Remgro share alternative and also gaining access to the remainder of Remgro's portfolio.

5. **BEE**

Rainbow is currently in the process of evaluating a BEE transaction. This process will be halted until such time as the offer has been successfully implemented. Once Rainbow has been delisted the process will re-commence and the BEE transaction will be implemented. Consequently, Remgro will carry the full cost of facilitating the BEE transaction.

6. Cash confirmation

In terms of Rule 2.3.2 (b) and Rule 21.7 of the Securities Regulation Panel ("SRP") Code, Rand Merchant Bank, a division of FirstRand Bank Limited, has provided a cash confirmation to the SRP confirming that Remgro has sufficient cash resources available to satisfy the maximum cash consideration payable in terms of the offer.

7. Conditions precedent

The offer is subject to the fulfilment, or where applicable, waiver, on or before 30 June 2007, or such other date as Rainbow and Remgro may agree, of the following conditions:

7.1. the Rainbow Board, having considered the terms and conditions of the offer and subject to the opinion of an appropriate independent expert, express an opinion that the terms and conditions of the offer are fair and reasonable to the offerees;

7.2. the scheme having been approved by the requisite majority of scheme members;

7.3. the High Court having sanctioned the scheme;

7.4. a certified copy of the order of Court sanctioning the scheme having been registered by the Registrar of Companies in accordance with the requirements of the Act;

7.5. the receipt of all requisite regulatory approvals in relation to the offer.

8. Opinion and recommendations

The Rainbow Board will appoint independent experts to assist it in considering the terms of the offer and to provide it with the external advice required in terms of the SRP Code. The opinions and recommendations of the independent advisors and the Rainbow Board will be set out in a circular that will be sent to Rainbow shareholders.

9. Further documentation and timing

A circular containing full details of the offer will be posted to Rainbow shareholders in due course. The following indicative timetable is proposed:

Date	Event
2007	
19 April	Lodge application to Court for leave to convene scheme meeting
24 April	High Court grants leave to convene scheme meeting
26 April	Scheme documentation posted to shareholders
18 May	Scheme meeting
23 May	Rainbow annual results announcement
8 June	Last day to trade to participate in the scheme
11 June	Suspension of Rainbow shares on the JSE

15 June	Record date of the scheme
18 June	Operative date of the scheme
19 June	Termination of Rainbow listing on the JSE

A more detailed timetable will be released on SENS and published in the press at the time that the documentation is posted to shareholders.

Durban
22 March 2007

Merchant bank and sponsor to Remgro
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to Remgro
Hofmeyr, Herbstein & Gihwala Inc.

Sponsor to Rainbow
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

END